Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following Fireside Chat was held Edge on December 17, 2021. A transcript of the Fireside Chat is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Heliogen AI

Heliogen AI Meets Solar: Join Founder & CEO of Heliogen in Fireside Chat

Friday, December 17, 2021, 10:49 AM Eastern

CORPORATE PARTICIPANTS Bill Gross John Jannarone Alexandra Lane

John Jannarone

Good morning. Thank you for joining today’s show. I’m John Jannarone, Editor and Chief of IPO Edge. We have a special event hosted with my colleague Alexandra Lane, who is Multimedia Editor. You’ll meet her momentarily. But the star of the show is Bill Gross who needs little introduction. He’s a founder of dozens of companies and will become and is the CEO of Heliogen which, of course, is an AI enabled solar company going public through a SPAC merger with Athena. That’s ticker ATHN.

Bill needs little introduction, but I want to talk a bit more about him. In addition to starting so many companies he’s now running Heliogen. I’m not sure he’s going to be starting more companies because this one’s going to keep him very busy. A little more about Heliogen is that it’s backed very impressively by Bill Gates, of course the Founder of Microsoft, and the PIPE investors include ArcelorMittal along with Morgan Stanley Capital.

Before we get into the meat of today’s show I want to remind everyone how to ask questions. Most easily you can do that by shooting them right there to me on the Zoom portal. Alexandra and I will get to those and put them to Bill in the second half of the hour. You can also shoot them to editor@IPO-edge.com. And lastly there’s a replay available. You can find that either on IPO-edge.com later today or just look up the ATHN ticker on your Bloomberg terminal or on Yahoo finance and you’ll find it right there.

One other thing I want to note is that there is a vote coming up and it’s important that all shareholders vote. What some shareholders may not realize is that even if you have a few shares in aggregate all the votes do count. If you have any issues with that you should contact our friends at Morrow Sodali at ATHN.info@investor.morrowsodali.com and they will help you out.

Lastly before we bring on today’s guest we’d like to play a little video to give you an overview of the business. And here we go.

(BEGIN VIDEO)

Bill Gross

The world is burning fossil fuels at an alarming rate. And in order to have a sustainable civilization we must figure out cleaner and more cost effective ways to produce the energy we need. At Heliogen we’re doing just that. We’re replacing fuels with sunlight. We are a team of Cal Tech and MIT trained scientists and engineers that have created the world’s first technology that can commercially replace fossil fuels with carbon free ultra-high temperature heat from the sun, taking a major step towards solving climate change.

Our HelioHeat can be used by customers to replace their use of harmful fossil fuels. Historically dirty industries like cement, steel, and mining can now be green with our technology, which for these customers leads to significantly reduced energy costs, a shrinking carbon footprint, and the ability to take great strides in both reaching and exceeding global sustainability goals.

Heliogen’s technology can not only replace fossil fuels but also transform sunlight into fuels. We call these heliofuels which can be used in applications as diverse as automotive, trucking, aviation, and even heavy machinery. Our initial focus is the production of green hydrogen. We are so excited to bring this breakthrough technology to industry, consumers, and the world for the very first time. We are currently looking for additional customers and partners who understand and value the commercial readiness and industrial scalability of the Heliogen technology.

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We feel that the time to act is now, and with your help we can further our mission of empowering a sustainable civilization. We will welcome you to join us in that mission.

(END VIDEO)

John Jannarone

All right. Great. You just saw Bill right there, but the man himself you have live and I’m gonna pass this over to Alexandra who’s going to introduce Bill. Alexandra, take it away.

Alexandra Lane

Thanks, John. So good to have you here with us, Bill. First of all just tell us about your background and how this ultimately led you to create Heliogen.

Bill Gross

Well thank you very much for your time. I’m really excited to be here. I’ve been an entrepreneur all my life and I grew up during the energy crisis in 1973. And I remember there was rationed gasoline. You only could buy five dollars of gasoline on each day in California. I remember on Ventura Boulevard there were long lines of cars waiting to buy their five dollars of rationed gasoline.

And living through that, my mother couldn’t get enough gasoline to drive me to high school and I rode my bike to high school and thought about how could there be someplace else on earth that could cut off our energy supply? And I started learning everything I could about alternative energy, renewable energy. I would go to the library after school and read about solar energy and wind energy. I got very excited by that and started a small mail order business selling solar devices when I was in high school.

I think that actually got me accepted to college and it paid my way through college. And I’ve been passionate about this ever since. And I was bitten by the entrepreneurial bug and I started some software businesses after I graduated from college. I had a successful exit to Lotus Development, another successful exit to Vivendi. And then I started Idealab as a technology incubator. Cause I had so many ideas during the internet revolution that I wanted to become a parallel entrepreneur in addition to being a serial entrepreneur.

And I started 12 different companies at once when we first started Idealab in 1996. And we started 150 companies since then. We’ve had more than 50 successful IPOs and acquisitions out of that batch of 150 companies. But all those things in my career have led up to Heliogen. Everything I’ve learned about entrepreneurship, everything I’ve learned about IP, everything I’ve learned about AI and software and hardware combination. And now the world has a real problem. We are making an energy transition that is bigger than the Industrial Revolution, bigger than the Digital Revolution.

This is probably the biggest business opportunity of all time, solving a very big problem. And I feel like my whole career has given me the skills to put together at this exact moment to make Heliogen successful. I’m so passionate about it, and the team we’ve put together to execute against this is fantastic. And the opportunity really is staggering. We’ll talk more about that.

Alexandra Lane

Yeah, we’re excited to talk more about your team and more about the technology. The passion, you know, even though we’re in a virtual setting I can feel the palpability of that. So tell us more about Heliogen’s mission and purpose.

2	Heliogen AI Friday, December 17, 2021, 10:49 AM Eastern

Bill Gross

We really want to help heavy industry decarbonize. So heavy industry is 37% of all the energy used in the world. And by heavy industry I mean concrete companies, steel companies, aluminum companies, mining companies. All the heavy materials that build up the world around us are the majority of all the energy we use. Just as an example of how large it is, I said it’s 37%. All of aviation is only three percent. So it’s more than 10 times all of aviation, heavy industry. That’s how much energy it uses.

And we feel we can use concentrated sunlight to replace the fuel that they burn. Cause they’re burning fuel pretty much 24 hours a day just to make heat and electricity and hydrogen to power those operations. If we can do that with the sun, not only reduce the emissions but save them money. They would have more control over their energy source. The reason these companies are so excited about us is not only do they reduce their emissions which meets their carbon reduction goals. They want to take control of their energy creation. They want it on their own premises. They want to stop relying, like I did back when I was in high school, on someone else maybe cutting off their energy supply.

And it’s really, really exciting how industry cares about this right now.

Alexandra Lane

Yeah, you know, and you say that Heliogen is looking to decarbonize industry. Would it be safe to say that industry is almost like a majority shareholder of utilizing all the energy on earth? I mean, who comprises the rest of the emissions quotient?

Bill Gross

Oh, oh yes. If you break down where the energy goes the majority--the biggest is industry. Then of course there’s residential and commercial customers. There’s transportation, cars, buses, and airplanes. But industry is not only the single largest but probably the dirtiest. Because it runs 24/7 and cause it usually burns some of the worst fossil fuels to get their heat, cause they care about price so much. I think there’s one thing that people don’t realize. All of the world around us, whether it’s our iPhone, our house, our car, our building, bridges we go over, are all made of materials that are mostly energy.

Meaning there’s energy embedded in those materials to make them. And that energy came from burning fossil fuels. If we can make those materials renewably without burning anything, just using the energy from the sun, it really can be a game changer for civilization.

Alexandra Lane

That’s great. I mean--the sun is our greatest energy resource as you say, you know, watching some of the Heliogen videos. So what exactly does it mean to decarbonize industry? You know, talk about the direct replacement strategy of Heliogen and how that’s possible.

Bill Gross

Let me give an example, let’s say, of a mining company. A mining company is important for giving us the materials that we use in all of our products, whether it’s steel or aluminum or all of the materials made for batteries for our cars. That mining company is using lots of thermal energy, lots of heat to purify the minerals they take out of the ground. They need lots of steam. They also need lots of electricity to pump and move around those materials.

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So if we go to a mining customer they are currently burning a lot of fossil fuels to make that steam. What Heliogen can do to replace that is build one of our towers with a field of mirrors around it. Those mirrors are all computer controlled with AI and computer vision to reflect sunlight to that central tower. We then make very high temperatures from the sun. We store that energy and then we give that company--that mining company--steam all day long. So what happens? We directly replace the burning of fossil fuels with concentrated sunlight. So we give them a way to control their own energy with no carbon emissions and we can really make a difference for them in their energy mix.

Alexandra Lane

Excuse me. I was watching the video on your website and you say that Heliogen solves the problem of I think it’s intermittency--

Bill Gross

--Yes--

Alexandra Lane

--And transmissibility of solar energy. Tell us about some of your proprietary technologies to do this.

Bill Gross

Those are the two most important things that we do to differentiate from everyone else. And I’ll give you an example of what I mean. Solar panels, photovoltaic or PV panels are very good at making electrons from sunlight. You can put them on your roof on your home, you can put them on the roof of your business, and you can make energy when the sun is shining.

That’s not good enough for heavy industry because they operate 24/7. It’s very crucial to have power continuously for industry. They can’t stop their machines. The only way they can make the CapEx of their machines cost effective is to run them continuously. So that’s what’s different about our technology. We’re not going after residential customers, we’re not going after commercial customers. We’re not really even focused at the beginning on utilities.

We’re focused on these industries that run 24/7. So what do we do that’s unique for them? We concentrate sunlight to very high temperatures. We store those high temperatures in either rocks or sand or ceramic tiles. We have an insulated tank, almost like a thermos, where we store the material that we heated during the day to very hot temperatures. So when the sun is out we heat that up. When the sun goes down those materials stay hot up to a week. So we can continue to produce power for our customers at nighttime, on cloudy days, on rainy days.

That’s crucial. That’s something that wind and PV panels can’t do. So a residential customer doesn’t need that. A residential customer goes to sleep at night. It’s okay if the solar panels aren’t putting out power at night. But the industrial customers need the continuous power. So we fundamentally have solved this problem of intermittency, intermittency meaning renewables stop putting power out when the sun isn’t shining and when the wind isn’t blowing. We continue putting power out when the sun isn’t shining. And that’s the crucial difference.

Alexandra Lane

And how does the AI technology component factor into what you were just discussing?

Bill Gross

That’s a great question. In our business we have a secret weapon in competing against fossil fuels. That secret weapon is Moore’s Law and computation. In 1984 you could by a Cray computer for $50 million. That equivalent amount of processing today you can buy for four cents in a PlayStation. That’s how much the price of computing has gone down. We take advantage of that. Unlike other renewable energy or fossil fuels that don’t have any computation involved, we have a huge amount of computation involved.

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We are really a software and hardware company. So what we do is we use cameras to look at our field of mirrors to make them act like a massive magnifying glass to magnify the power of the sun. Here’s where AI comes in. Our cameras look at the field of mirrors. We use computer vision, image recognition and look at the position of every mirror in real time to make sure they are pointing perfectly.

That requires a huge amount of computation. But that amount of computation costs $0.17 now. It’s so cheap that we can afford to do all that computation and give us more competition against burning things. And all of that software that we wrote to do this, that’s our proprietary IP. That’s the stuff that we’ve patented. We already have six patents granted, 13 more pending. And that gives us this competitive moat against other people who I think are eventually going to move after this industrial sector. But right now we really have a very big lead against other people trying this.

Alexandra Lane

Yeah, it’s incredibly interesting and it definitely feels like the future is now in a lot of ways. And, you know, talk about HelioFuel and HelioPower, you know, within the firm. Are they different verticals? Do they achieve the same purpose and goal? Just explain a little bit what those are.

Bill Gross

So we’re concentrating sunlight to a very high temperature. We’re making lots of heat. So we essentially are a renewable energy high temperature, with storage, thermal company. Now what do we do with that heat? Whatever the customer needs. So if a customer needs steam, we take that heat and we convert it to steam for them. If that customer needs electricity, we run that heat through a turbine and generate electricity.

If that customer needs hydrogen, that’s a renewable fuel. We can take that electricity and the heat and turn it to split water to make green hydrogen. And green hydrogen is an enormous opportunity over this coming decade. Right now 99% of all the hydrogen in the world is called grey hydrogen, or dirty hydrogen, meaning it comes from methane so when you split the CH4 to get the H off of it you release CO2 into the atmosphere.

Our hydrogen is completely green. It comes from splitting H2O, so the only thing that comes off when we make it is oxygen. So there’s a huge opportunity to use green hydrogen in long distance transportation, in shipping, in long distance trucking, in aviation, for steel making, to make green steel. So our fundamental technology can make all three of those things. We call them HelioHeat if they need steam, HelioPower if they need electricity, and HelioFuel if they need hydrogen.

Alexandra Lane

Yeah that’s fascinating. And we’ll kind of maybe touch on the green hydrogen in a moment. But I, you know, kind of maybe backing up a little bit, do you favor certain renewable energy sources over the others? I mean, I know you’ve specialized in solar but clearly you’re well versed in, you know, many if not all of them.

Bill Gross

I do feel we need all of them. To solve the total energy transition problem we need everything. We need thousands of what I call shots on goal, you know, lots of people trying lots of things because the opportunity is that big. The reason that I particularly favor the direction we’re taking is we’re going after a very underserved market. The current residential market is very well served. The current utility market is very well served. It’s the industrial sector that doesn’t have a good solution.

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They have all made decarbonization commitments. The CEOs of these companies have come out and said things like I’m going to reduce my emissions by 30% by 2030, or I’m going to reduce by this much by 2045. But then after they make those commitments--

Alexandra Lane

--Yes, we’ve all heard those claims and percentages--

Bill Gross

--You’ve heard them. But then after they make the commitment they go to their CTO and they say how am I gonna do it? And the CTO explores their needs and then calls us. Because we have the unique solution for industrial decarbonization. So, while I favor every method of reducing CO2 emissions with new technology, and I do feel that technology is the answer. That’s the way we’re gonna get there. It’s gonna be technological innovation that causes this solution. Not laws or fiat or other things like that. It’s all about technology.

But I favor this particular direction that Heliogen’s taking because we have such an underserved market of an industry that doesn’t have another way to solve it.

Alexandra Lane

Yes. And let’s talk a bit more about the scalability potential of this. How, you know, you were kind of saying that your technology is--it’s so proprietary it shouldn’t be thought of in the same vein as similar, you know, past, current solar projects. How so?

Bill Gross

A very important part of our technology is how scalable and modular it is. So here’s what we did with the AI and computation. We miniaturized our system. When you have lots of computation you can move many, many smaller parts in harmony. And we use that to make our system be a five megawatt module building block. So, five megawatt module building block, let me explain what that means.

That means that when a customer comes to us we can put this right on their property. We can be what’s called behind the meter. We can be on their own premises so that they can power their own operations. And if they need 10 megawatts we give them two. If they need 50 megawatts we sell them 10. So it’s so scalable and modular we can build it exactly how they need.

I’ll show you one picture real quickly so you can get a sense of what I mean by this. This is a typical mining customer. This is a large mine over here out in the desert. Here is their mining operations. And look at all of these square miles of land they have out here. Now right on that property we can go put three of our towers.

So here’s three of our modules right here. You see how little room that takes up? There’s probably room for 50 or 100 on their property. And what this means is these customers can take control of their own energy generation right there. Those three towers that we would put on that customer’s property, that would deliver direct electricity and steam to their operations enabling them to eliminate the fossil fuel purchases that they’re making. And eliminate the purchases of electricity they’re making from the grid.

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They love that. And they lock in those prices, say, for 20 years. Because they now own the equipment. So they produced their--they’re becoming their own power company. They reduced their dependency on buying from someone else, and with the volatility and the price of energy prices even especially now just in the last few months natural gas prices have doubled. Think about how valuable it is for companies to insulate themselves from those wild swings in fossil fuel prices.

Alexandra Lane

Yeah. And just that was a great visual to kind of show the size comparison of--and can you speak to what kind of output that those three, I don’t know, towers--

Bill Gross

--Each of those towers or modules--

Alexandra Lane

--Yes, the towers or modules. What kind of output are they--

Bill Gross

--We would call it a tower or a module. Yeah. Yeah. Good. It’s the thing that’s pictured right behind me. It’s a single tower. It’s got 40,000 mirrors around it. And those 40,000 mirrors are all concentrating sunlight automatically with that AI controlled software to that tower. And that puts out five megawatts of power all day long. Through the night, through the day, even through a cloudy day. Even through a rainy day. Cause we store the energy so that we can produce it even when the sun isn’t shining.

So that five megawatt module is really, really powerful. Most customers need between 10 and 100 of those. Meaning that’s how much demand there is. These industrial customers have insatiable appetite for energy. And not every customer has land like that around them but most of them do. Think about a mining customer or a cement company or a steel company. You don’t find those in downtown Los Angeles. They’re usually out in a place where land is less expensive, an industrial area. And we look for the customers that have a lot of land and have a lot of sunshine. Those are the ones that are first movers. Those are the ones that are most excited. Those are the ones who are the early adopters.

Alexandra Lane

And it’s not just solar that you’re utilizing. We kind of teased this earlier, but tell us more about this new I don’t know if you would call it a venture into green hydrogen. But just tell us about green hydrogen and your new--

Bill Gross

--Yeah. Well if you have green electrons, meaning electrons that came from the sun or from the wind, you can run that through what’s called an electrolyzer and split water. And it takes energy to split water. It takes 54 kilowatt hours of energy to split one kilogram of hydrogen off of water. But if you do that you now have a fuel, hydrogen, which is the most energy dense fuel on earth. And the only completely clean fuel when you burn it. When you burn hydrogen there are no emissions.

So the trick is making hydrogen with no emissions as well. So here’s why we have a special advantage of doing that. This device called an electrolyzer takes in energy and splits water. A five megawatt electrolyzer, let’s say, costs five million dollars. It’s available from many vendors around the world. But if you buy a five million dollar electrolyzer and only run it during the day when the sun is shining, your electrolyzer’s only gonna have about a third or a fourth the output as if you ran it all day long. So we have a huge advantage, almost a three or four to one advantage over solar panels because we can run that electrolyzer not only when the sun is shining but even after the sun goes down.

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And then we have an even further advantage and that relates to our Bloom Energy partnership. So Bloom Energy is a company which makes high temperature solid oxide fuel cells. They have modified that to be a solid oxide high temperature electrolyzer for us. So not only do we have the normal three or four to one advantage over other people using electrolyzers because we put out power all day long, we have an additional 30% advantage because we can use 30% less electricity because we can provide some of the energy in the form of heat. And we have lots of heat.

Our company is all about taking the sun and making lots of heat. Heat is our friend. Whereas normally heat is your enemy, like for batteries heat is your enemy. Batteries will--heat will make batteries catch on fire. If you put batteries out in the desert they’ll catch on fire. But for us, heat benefits us. So we have a special partnership with Bloom Energy. We announced that earlier this year. We demonstrated it with them just last month and we announced that. And we’re really, really excited to basically take concentrated sunlight and make renewable fuel.

Hydrogen is renewable fuel made from the sun with no CO2 emissions. We believe over this decade that’s gonna be a game changer. We want to be a pioneer in that.

Alexandra Lane

That’s exciting. And it’s not just yourself and other renewable energy players that are investing in this space but also so called, you know, traditional destructive forms of energy so to speak, they’re joining forces with you to invest in renewables. Tell us about that.

Bill Gross

There’s definitely been a sea change in the last few years. If you had asked me five years ago would there be a shakeup at the Exxon board where all of a sudden there are people saying Exxon needs to reduce their emissions, if you had asked me would Shell be thinking about spinning off their renewable efforts would there be activist shareholders pushing them to do that. If you had asked me if any of these customers we’re talking to now, who are our customers who are reaching out to us, if these mining companies or steel companies cared about this I would have said no.

But the world changed in the last few years, from a number of reasons. Fossil fuel prices are extremely volatile. Everybody’s unhappy with that. Emissions are rising and everybody cares about that. Customers and shareholders are demanding this of companies. So the CEOs of companies are making commitments. Industry is moving forward. You’ve heard about huge commitments being made by Microsoft, by Facebook, by Apple, by Shopify, by so many companies, by Stripe. They’re all really caring about reducing their emissions, going to carbon net zero as soon as possible, and actually making the expenses to do so.

Because of that it really is a different market than I ever could have imagined, and I always talk about how important timing is. You can’t control timing. I couldn’t have made those things happen. I can make my technology happen which we’ve done at Heliogen. But I can’t control those other external forces. But timing is so perfect right now. We are in the right place at the right time with Heliogen. And I’m so grateful that the world cares about this right now.

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Alexandra Lane

Yeah, it’s an exciting time. I’m also very hopeful as well. We’ve got--just want to say we have a lot of or a few really great questions that have already come in. We’d just like to encourage our audience to keep thinking and submitting those questions and we’ll get to them in just a moment.

I’ve got a few more questions for Bill first. Let’s talk about the team that you’ve assembled. Tell us about who is--who you partnered with, who are the leaders?

Bill Gross

We are so fortunate. I’ve never--I think you said earlier I started more than 150 companies in my lifetime. I’ve never been able to put together a team like this. So why we’ve been able to do that, I’ll tell you about them and the why first.

The mission we’re on is really, really important. People really care about this. They care about this for themselves, they care about this for their children. The size of the opportunity, the total addressable market is so large. It’s staggering. It’s literally trillions of dollars. I mean you often start businesses and you’d love to have a market that’s maybe a billion dollars. Maybe even $10 billion. But a trillion dollars, come on. It’s just so big of an opportunity to make an impact on the world.

The chance for us to have a meaningful impact on carbon emissions for the planet is actually there at Heliogen. So that’s really allowing me to attract incredible people. Who do we have? We have an incredible CFO. She was formerly CFO of the energy division at Bechtel. She spent the last 10 years there. She has a MBA from MIT. She has a chemical engineering degree from MIT. Christie Obiaya is able to talk with our engineers and built out an incredible finance department for our company.

In our commercial area we have Tom Doyle. He has built billions of dollars, gigawatts of renewable energy projects in the United States and internationally. He knows everything about making projects happen, all the commercial details, all the permitting, everything you need to do to make those happen. We’re just so fortunate to have him leading all of our commercial operations.

We have Andy Lambert, who’s heading auto manufacturing. We want to have world class high reliability low cost manufacturing. So what did Andy Lambert do in his career? He last was working directly for Elon and SpaceX building their rockets. Before that for a decade before that he was a decade at BMW building hundreds of thousands of cars per year. He was recruited from BMW because he has so much expertise at building high volume, high quality, high reliability products at BMW. That’s why Elon wanted him to shake up the whole rocket industry, to build things at lower cost but higher quality than had ever been done before in aerospace.

We have Steve Shell as our CTO, Chief Technology Officer, who I’ve worked with for more than 20 years. Ever since he graduated from Cal Tech at the top of his class he’s been helping me build products and companies. And I’m just so lucky to have this kind of team around me to take this idea forward. And we are very excited about this opportunity. I can’t say enough about how much fun we have doing this and how much passion there is in the company because of what the opportunity is.

And that’s just a few members of the executive team. We have a board of directors that’s like that as well. Again, we’ve been able to track the board of directors. That’s amazing too.

9	Heliogen AI Friday, December 17, 2021, 10:49 AM Eastern

Alexandra Lane

That’s great. And then, let’s get into why a SPAC. Why now? Why did you pick Athena as your SPAC to merge with? And it might be of note to many that it’s an all-female led--it’s an all-female team. And what about that was of value to you?

Bill Gross

Well, we saw incredible growth last year. The inbound demand that came from these industrial customers was off the charts. And we saw an opportunity, like I just talked about with timing, to grow the company faster than we have ever imagined. We want to grow the company to meet this inbound demand. So we looked at more ways to get more capital to grow faster. We did an $85 million private financing round internally from our existing and some new investors because they wanted to help us grow faster.

We had many SPAC’s approach us. But then when we met Phyllis, who’s the CEO of the Athena SPAC, we really hit it off. Here’s why. It’s a $250 million SPAC that has a mission to change the world and make the world a better place, just like my mission is. Phyllis has incredible experience herself as an entrepreneur as the CEO of a cybersecurity firm. Well, cybersecurity is very important to us.

We’re building power plants for companies that have to have high reliability and high security standards. Phyllis joining our board enables me to bring that expertise right to our company. Phyllis also had on her board Stacey Abrams. Stacey Abrams is also joining our board of directors. Between Stacey and Phyllis, we have the cybersecurity expertise, the political expertise, we also were able to get other great energy executives to join our board, other great governance executives to join our board, to make us have an extremely diverse, well-rounded and board--that can help us make the company reach its potential.

So why this particular SPAC? We set an example at the very top of our company for diversity at the executive team. I’m now setting that same example for diversity of thought and diversity of talent on the board of directors. We have three women out of our seven-person board. People are thrilled that we’re showing that example at our company. People want to work at our company because of the way we’re treating it. And the value they add is off the charts. So we chose to go down this path because it enables us to make the company stronger, enables us to grow faster.

Alexandra Lane

Yeah, it’s an inspiring example. And it’s inspiring that so many--that it’s a big value proposition to them as well to be working with your company. You’ve talked a lot about how you’ve differentiated--how Heliogen is differentiated from others in the renewables and energy space. Before we get to our audience questions that I think dive a little, maybe, more granularly into the industry, is there anything else you’d like to share in terms of how you’re differentiated?

Bill Gross

The biggest differentiation we have is, we’re always available; meaning the power is always available. That’s number one. Number two, our customer focus, it’s industrial decarbonization. There’s almost no one else going after that. And it’s the biggest market there is. So we really feel that that combination of zero emissions, low-cost energy, on your own premises, heavy industry is just a winning proposition right now. And like I said, the demand is off the charts. What we’re working to do at the company is thoughtfully scale the company to meet that demand and then exceed all of our potential by delivering the technology that they need on time and on budget.

Alexandra Lane

Yeah, fascinating. Okay, we’re excited for our audience questions. I’m gonna throw it back to my colleague, John. Thanks so much, Bill for this discussion--

Bill Gross

--Thank you.

10	Heliogen AI Friday, December 17, 2021, 10:49 AM Eastern

John Jannarone

Great. Thanks a lot, Alexandra. Before we do the questions, I just want to remind everyone one more time here that I know it’s almost Christmas and everyone has other things in their minds, but there’s a vote coming up on the 27th. And if you have any issues figuring out how to vote, just contact Morrow Sodali at that email just there below.

Okay. So we’ve got a couple of really good ones that came in here. And I’m impressed at the level of detail that I’m seeing. Let’s start with a couple here from Andy. So Andy’s wanting to know just a little bit of the practical issues here. How long is it to build it install a Heliogen sun refinery? And if, for example, if someone wanted to have 10 of them at different locations, what kind of timeframe are we looking at, Bill?

Bill Gross

That’s a great question. The timeframe to build a project from start to finish, when we first negotiate the contract to when it’s fully, fully commissioned is probably a little bit more than a year, between a year and two years. We are building our first units as solo units for customers. We plan to build 10 to 20 at each location over time. It’s wildly more economical to build many units side by side because of the mobilization of the whole crew to do the installation.

So if you look at our forecast of 120 units in 2026, it’s only five projects. So they’ll typically be between 20 and 30 modules, 20, 30 towers at each project. So the first ones we’re doing are one offs. It almost takes no extra time, maybe that same approximately two-year period to do 10 at the same site as to do one at one site, again, because of the mobilization. We will not be building 10 single units for a customer, meaning we’re only working with customers who need many, many units at a single location. That’s the only way to beat the price of fossil fuels and to scale to meet the demand.

John Jannarone

Alright, great. Andrew’s got another question about hydrogen here. He’s curious what kind of infrastructure is required to actually have the hydrogen production capability? Can you do it alone with Heliogen? Or are you working with Bloom? Can you just explain how that works out, Bill?

Bill Gross

So if you look at the module that’s behind me, that module produces five megawatts of electricity nearly continuously. If you add a five-megawatt electrolyzer, then you can produce hydrogen, about 850,000 kilograms of hydrogen per year. So yes, we would work with Bloom or other electrolyzer providers to add that to that plant to produce hydrogen. Then for the logistics, that hydrogen plant will either be located at a port so you could ship that hydrogen somewhere else, or next to a pipeline so you could put the hydrogen directly in the pipeline or next to a, say, truck filling station.

If there’s some customer, say, Amazon someday that’s got 1,000 trucks, this might be built right near where they want to fill up those trucks with hydrogen. Or you could convert that hydrogen to ammonia, and then put it in ships and transported all over the world as a liquid. So we will always focus on having the plants located where the customer needs it for their hydrogen off taker.

Important thing, we are not in the hydrogen business. We’re in the technology business. We sell these technologies to customers who want to be in the hydrogen business. So we’re not taking the commodity risk. We’re not selling the hydrogen ourselves. What we’re doing is, we want to be more like the Microsoft or Intel Inside. We want to be the brains behind the plant that makes the hydrogen and then use that with customers to deliver whatever they need.

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John Jannarone

Gotcha. That makes a lot of sense. I’m glad you clarified that point, Bill. Now, even if you’re not in the hydrogen business, per se, we got a couple questions about the cost of hydrogen production using your technology. How does it compare? And can you put it in terms of dollars per kilogram. Someone’s saying he believes that brown hydrogen is about $3 a kilogram. Can you compete with that?

Bill Gross

That’s exactly right. Well, gray hydrogen, brown hydrogen are in the $2 to $3 per kilogram range. Our target is to be at $2 per kilogram by 2026 with no subsidies. And right now there are subsidies. And there’s expected to be even more. That’s with no subsidy and with no carbon tax. That’s only including the investment tax credit. But right now, there’s $1.40 kilogram subsidy for green hydrogen using transportation in California. In the Build Back Better bill, there’s a $3 per kilogram subsidy for hydrogen. And around the world, like right now, on the European carbon exchange, carbon just crossed trading at 90 euros per ton. So if you price in the cost of carbon, we will be very, very competitive with hydrogen. But our goal is to beat the price of hydrogen with no subsidies by 2026.

John Jannarone

All right, great. And then, on this note of pricing, can we talk about the cost of electricity generation and how that competes with the with the other sources?

Bill Gross

Same thing. Right now, the cheapest combined cycle natural gas plant electricity is usually around $0.06 a kilowatt hour. We believe that will continue to go up over the coming years because natural gas prices are up and because there’ll be some kind of carbon price. Our target is $0.05 per kilowatt hour by 2026. So you listen to both of those goals. We want to beat the price of fossil fuels without additional subsidies by 2026. And that’s the lowest price of those typical fossil fuels.

What we’re doing in the meanwhile, is we’re working with customers who have higher prices. So for example, let’s say you can buy electricity right now for $0.06 a kilowatt hour from the grid from combined cycle natural gas plan. But some of our customers might have a plant, say, in Mexico that’s off grid where they’re trucking in diesel every day, 300 trucks of diesel 350 miles to that plant. Well, they’re paying $0.12 a kilowatt hour. So way before 2026, we can find customers where we can beat the price for them sooner than that. But our goal is beat the price of natural gas by 2026 with no subsidies.

John Jannarone

All right. Great. Bill, I’m very happy to see this question here because it actually popped into my mind. We’re gonna talk for a second about Energy Bault which, by the way, I know Heliogen is a star today’s show, but Bill’s Idea lab actually founded that company too. I believe you’re on the board. So someone’s asking, would it make sense to have Energy Vault’s storage facilities adjacent to a Heliogen facility? Or is that not necessary?

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Bill Gross

It could be, but it’s not necessary. Let me explain the difference. If you already have electrons, you’ve already made electrons from solar panels or from wind, then Energy Vault is a very good method of storing those electrons. But if you’re starting with the sun, like Heliogen is, our thermal energy storage is even more cost effective. So for our heavy industrial customers, Heliogen is the better solution. There are different customers for which Energy Vault is a better solution. And those are customers maybe more like a commercial building that already has PV or already has wind. So we’re focused on the people who don’t have that, but the heavy industrial customers who need the full 24 hours of storage.

John Jannarone

Great. We’ve got a question here. And this is laid out in your investor presentation. Someone’s curious about HelioHeat. Now, at the moment, there are other categories which are much bigger potential sources of revenue. But can you tell us what the opportunity is there in just a little more detail, Bill?

Bill Gross

Yes. When we first launched our business, we felt that number one demand would be for electricity and that over time there would be demand for hydrogen. Well, the market has changed. There’s much more interest in hydrogen than we ever anticipated because the world has changed a lot just in the last few years. And we’re finding way more demand for heat than we ever imagined.

So right now, we have customers who want to buy steam from us 24 hours a day, or even steam just during the day, because they are burning fossil fuels to make that. And that is the easiest thing for us to do. It doesn’t require a turbine. It doesn’t require electrolyzer. We just take the heat from the sun and make steam for them directly. We also find in demand for heat from steel companies and aluminum companies. There’s a category of aluminum companies called remelters (PH). There are aluminum companies who take ingots of aluminum and melt them down again for castings, say, to make engine blocks or castings to make sheets of aluminum.

Those companies are just using pure thermal energy to melt that aluminum. Well, we are perfect for pure thermal energy. And therefore, we’re seeing more demand than we expected. I think our projections have quite a low amount of heat in them. And I think customer demand is making that much higher than we anticipated.

John Jannarone

Great. We’ve got a bunch more questions coming in here. Let’s take this one about maintenance. And maybe you can touch on Icarus here, Bill. Someone’s asking, how does the daily maintenance work with the mirrors, and in which frequency?

Bill Gross

Yes. We feel that we can use computation, not only to make our mirrors track better, but also to install them more inexpensively and to maintain them more expensively. So how do we do that? Well, we built an internal team of autonomy experts to build our own vehicle that can travel down the rows of mirrors and actually put them in place accurate to five centimeters, which is way more accurate than we need, and to travel down the rows of mirrors at night and clean them automatically.

And we demonstrated that just a few weeks ago. There’s a video that you have of that. Imagine that in a normal field of, say, 40,000 mirrors, you typically can only afford to clean them with humans 2 or 3 times a year, maybe once a quarter. Otherwise, it’s too expensive. Well, with autonomous vehicles with a robot arm on the back, you can clean them every night. And that leads to dramatically increase performance because the mirrors have a higher reflectivity and dramatically reduced maintenance costs.

13	Heliogen AI Friday, December 17, 2021, 10:49 AM Eastern

In addition, over time, we plan to improve that technology to roll out with our plants to not only clean the mirrors, but to maintain them in every form, to check their performance, to check the level of cleanliness to check the motors, to listen to them to see if there’s any wear. There’s all kinds of things we can do in an automated fashion. And that goes back again to it’s using Moore’s Law. It’s using lots of software, lots of computation.

But once you write that software, it’s basically free. And the reason we’re so excited about using more software is that enables us over time not only to drive down the price and drive up to reliability but allows us to license that technology to others. So we have a licensing business upside that is not in our current plan. The licensing business means we can go to people and say, hey, if you would like 100 plants, we can find someone to construct them for you, say, in South Africa, Mr. EPC (PH).

Would you like to license this technology on a cost per plant basis? It’ll be less than the full price of a plant. But it’ll be almost 100% gross margin to us because we’ll now be using our core IP as the thing that we’re selling. So we really feel one of our core tenants is a big investment in our software technology, all of our AI technologies, all of our robotic technologies. We want to use that everywhere in the product.

John Jannarone

Great. Bill, I want to ask a question about what--in this stunning picture we see behind you, tell us a bit about where these facilities are best placed. There’s a map in your investor presentation showing the sunniest places in the earth. Do those happen to be places that are not very much inhabited? And, I mean, obviously, this is a lot better than drilling into the ground for oil. But is there any disruption to the natural environment in a place like that?

Bill Gross

Yes, let me show you an example of the map of the world here. This is a solar map of the world. There’s more than a million square miles of land available with strong sunshine. And this graph on the bottom is labeled based on how many kilowatt hours per square meter per year falls on that piece of land. So you can see in the middle of Australia, it’s around 2,600 to 2,800. In Chile, it’s about 3,600. In the Southwest United States, and Mexico, it’s about 2,600, 2,500. And you can see South Africa, Middle East, and so on.

If you just take those few regions, we can build a gargantuan business. Now, we can work anywhere. You can see here in Canada it’s about 1,600. What that means is, Canada has about half the solar energy as Chile. All that means is you get half the power for a given installation. It completely works, will work anywhere on Earth. But we’re very focused on the places that have the high sunshine first because that just has the best economics.

So we are focused on finding customers. I’ll give you an example. One of our investors is ArcelorMittal, the steel company, biggest steel company in the world. They have locations all over. They have locations in Poland. I think they have a location in Finland. They have locations in Spain, in Morocco, in South Africa, in Brazil. So when we talk to a customer like that with 100 locations, we just cherry pick the first 20. We’ll pick the first 10 or 20 that are going to be the ones that have the best sunshine and the most land around them. Not every location will, but usually at least half of them will. So again, the market is gargantuan, even if you limit it down to good sun and plentiful land.

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John Jannarone

Great. I think this question here follows nicely. Sally’s back asking, I’ve seen that you have an 85% capacity factor. Can you tell us how that calculation is made? And does it vary geographically?

Bill Gross

Yes. That’s a great question. I’d like to explain that. Let me show this graph real quickly to explain capacity factor. Capacity factor is one of our core competitive advantages. And what capacity factor means is, what percentage of the day or what percentage of the year is your system putting out power? So PV panels have about a 20% capacity factor. That means about five hours a day. If you track those PV panels, you can get it up to about six hours a day.

Wind farms have about 45% capacity factor. And offshore wind can get as high as 50%, meaning half the time. We are up in the 80% to 90% capacity factor range. So what does that mean? That means we’re running almost all the time. In the summer, we’re 100% capacity factor virtually. It’s only in the winter that we go down, when the days are shorter, that we go down to maybe 75%. So on average, we’re at 85%.

So where does that capacity factor come from? The customer chooses; meaning we design the system to be any capacity factor the customer wants. How do we do that? We can scale the size of the mirror field to be a little larger. We can scale the size of the storage to be a little larger. The 85% capacity factor number that we quote, that’s where the lowest levelized cost of energy occurs. That’s where you get the lowest average price of power.

But if you want to pay a little bit more, you can go to 86%, 87%, 88%, 90%. So you get to choose the capacity factor. With our technology, because of our storage, the customer can choose if they want 70%, they want 80%, they want 90%. With other technologies you don’t get to choose. When the sun stops shining, the capacity factor goes to zero.

So we basically size our storage and size our mirror fields to deliver the capacity factor that the customer wants. At different parts of the earth, leading to the question that was just asked, you might need to change the size of the storage to get that capacity factor. But again, the customer chooses, and we design the system to meet the requirements.

John Jannarone

Great. Alexandra’s got one for you now. Go ahead, Alexandra.

Alexandra Lane

Yeah, we’ve got a question concerning supply chains. Jim says, will the tight supply chain affect your ability to acquire raw materials to allow the build out plans for your refineries?

Bill Gross

That’s a really great question. We are affected by supply chain tightness like everyone else, except that all of our materials are readily available. Their price has gone up. The price has gone up less than the amount that fossil fuels have gone up. So the price of steel is up. The price of cement is up. The price of glass is up. But all three of those are fully available. We have no limitations on getting those products to make our plants. We do hope and expect those prices to come down.

15	Heliogen AI Friday, December 17, 2021, 10:49 AM Eastern

But we are designing our product, and this is again, back to AI software, our whole mantra as a company is how do we use more bytes so we need fewer atoms? How do we use more code to reduce the amount of steel we need, to reduce the amount of concrete we need, to reduce the amount of glass we need? And we’re continually doing that as a company, continually improving and refining the software so that we need less of those raw materials. And the great thing about our technology, unlike, I think, any other renewable asset, we can make upgrades.

You can’t make a software upgrade to a PV panel. When that thing ships, that thing’s done. Our plant is running on software. Our mirrors are running on software. Everything in the plant is running on our control system. So if we come up with new ways, new, smarter ways over time, and we’re continually working on that, to make our plant better, we can not only make a software upgrade to make the plant put up more power, but we can sell a software upgrade to make the plant put up more power. So we have the ability to have a new revenue stream from improvements we can make to our plant operation system.

Alexandra Lane

Great. We’ve got another question about--can you briefly explain how the daily maintenance is made here--

John Jannarone

--I think we just got that one.

Alexandra Lane

Okay.

John Jannarone

I think we got them here. Let’s do this one here. Bill, this is going back to the map. When you look at Northern Africa there, there’s a vast swath of land that’s getting lots of sunlight. But at the same time, a lot of those countries are very poor. Is there any way that you could help them take advantage of that resource there that’s beating down in those deserts all day?

Bill Gross

Well, you just hit on a dream of mine. I think that renewable energy from the sun can change the geopolitics of the planet. Countries that are currently poor in underground resources have lots of above ground resource, the sun. And this can allow a country like Morocco or Tunisia to build solar farms of our technology. And why is our technology unique? Because of the storage. Because the transportability to hydrogen. You can make green hydrogen in Morocco and transport it to Germany. And imagine if Germany didn’t have to rely on natural gas from Russia, how that changes things.

So the ability for countries to take advantage of their gifted natural resource of sunshine, it’s the most evenly distributed natural resource. Fossil fuels are not very evenly distributed. They’re a little, tight pockets all over the earth. Sunlight is very uniform. You looked at that that map I showed. Basically, only the North Pole and South Pole is there almost not enough sun to make this work. You can go anywhere in between there. So the idea that countries that can build these systems can now export their natural resource--and there are people thinking about doing this this way.

Imagine if in Australia where they export lots of iron ore for the whole planet. But now imagine that that iron ore is upgraded to steal from the sun. They’re now essentially exporting their sunshine in the product that’s leaving on the ship. And that’s effectively what you can do with your sunshine anywhere on the planet. So I think it’s a very, very powerful thing that can be transformative to poorer countries. And I really hope our technology can make a positive impact there, really, really making not only more climate equality, but more energy justice around the planet because everybody would have more access to energy.

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By the way, energy is responsible for all of our comfort, all of our convenience, all of our GDP. And if you now bring those things to people who don’t have those underground natural resources, you really positively impact the GDP, the health, the life and the well-being of those people. So I’m really, really excited to do that.

John Jannarone

That’s great. Bill, I want to ask you a question that I often bring up with companies that are about to go public, especially through a SPAC where they’re able to make projections. Can you tell us a little bit more about how you modeled those forecasts out in just a little bit of detail? Because I think that might give investors more comfort in understanding what went into the projections?

Bill Gross

Yes. The inbound requests that we’ve gotten from around the world from these industrial customers leads us to believe there’s demand for thousands of towers over the next decade. Thousands. We have built a model that grows thoughtfully and slowly, 3, 10, 27 up to 120 by 2026. And that is such a small subset of the inbound demand that we have, that we feel our challenge is not winning those customers. Our challenge is our own internal execution to thoughtfully and methodically build the talents in the company to execute against those projects.

But that goes back to the team that we talked about earlier. So how do we handle execution? We get a team that is executed like that before, and we put together that team that knows how to do that. But we are controlling, very thoughtfully, the growth rate of the company to make sure there are no hiccups along the way, that everything we do builds upon the previous plant and the previous learnings that we’ve had, and that we use each one of those to both drive down the cost, drive up the efficiency, and drive up our speed of implementation. So we feel very confident because of the way we’re controlling the growth rate, not making a projection that we hope will happen. It’s in our hands.

John Jannarone

That’s great. Bill, something that I noticed, and I mentioned to you when we spoke yesterday was that it’s interesting. I see all this energy creation, and it’s green. And there’s usually batteries involved. But neither with Heliogen nor with Energy Vault are there any batteries. Is that part of your philosophy, that batteries are a clean way to store energy, but it can be even cleaner?

Bill Gross

Well, batteries are amazing. They are chemical energy storage. And there’s only three ways to store energy: chemically, thermally, or mechanically. Chemical storage is very compact. But it’s very, very expensive because it requires special materials. It requires rare earth materials, requires lithium and cobalt and packaging and all that. Chemical energy storage also is dangerous. It can catch on fire because there’s chemicals involved. And when you take chemical energy storage and put it in a hot desert environment, the problem gets even worse.

Definitely many battery systems that have been put outdoors in the desert have caught on fire. I think one recently caught on fire in Australia, as well, big system that was put in over a year ago, I think by Tesla. A large system caught on fire. Batteries are really, really great for our mobile devices and for our cars. I think for transportation, they’re ideal because the energy density is so high. The compactness is so high. And the rate of recharge is so high. But if you want to store large scale energy, I feel you need to go to thermal or mechanical storage.

17	Heliogen AI Friday, December 17, 2021, 10:49 AM Eastern

So Energy Vault is mechanical lifting weight up to store energy. And Heliogen is thermal energy storage. Thermal energy storage is the most reliable and cheapest energy storage you could possibly have, because we are literally taking rocks or dirt or ceramic out of the ground and heating it up. It’s been heated up and cooled down a billion times over the life of the earth. And it’s very reliable and safe. So because we’re storing energy at such a large scale, I don’t think lithium ion can compete. It’s too dangerous. It’s too expensive. It’s not recyclable. There’s just not enough of it.

In fact, because Tesla has caused the auto manufacturers of the world to start shifting to electrification of automotive transportation, the demand for lithium ion over this decade is going to be so high, I believe those prices are going to stay high. They’re not going to continue going down like they’ve gone down over the last decade. Tesla was alone and has 4% market share. But now as every car company shifts, the demand for lithium ion is going to skyrocket. And I feel it’s going to be all used up for cars and for our mobile devices. For heavy industry, we need something much bigger, much cheaper, much safer. And that’s why we’re focused on thermal and mechanical storage for those industries.

John Jannarone

All right. Great. We’re almost out of time, Bill. But there’s one question in here which I wouldn’t have thought of. But looking at that arid landscape behind you, it’s a good one. There’s water being created in this hydrogen creation process. Could that water be valuable in a place like that for other purposes?

Bill Gross

Absolutely. I don’t even want to get into that whole area of how water is a huge opportunity of the future. I mean, water scarcity is going to be incredible. And our technology can also be used for desalination. We haven’t even talked about that opportunity. Our thermal energy and our electricity, because it’s 24/7, can be used for both reverse osmosis and for thermal desalination. I’m focused on heavy industry right now. But that’s another whole market that we can add to the possible opportunities.

Because making water is going to become--water right now is underpriced. We pay too little for our water for the amount of scarcity there is. I believe over this decade that’s going to change because the scarcity is getting quite serious. And I think we have a great opportunity there too. Again, additional upside, not currently in our plan.

John Jannarone

All right. Great. Well, we’ve run out of time. That hour just flew by. I’m sorry we didn’t get to every question. But I’ll shoot those over to Bill and his team. And hopefully he can get back in touch with anyone who’s got a question. Also, feel free to shoot us an email if you’ve got more specific questions at editor@ipo-edge.com. Just one last reminder to everyone, there’s a shareholder vote on December 27th. No need to wait till then. The most easy thing to do is probably just go to your broker’s website. It’ll just take a couple minutes. Everyone should vote.

If you have any trouble, you should reach out to Morrow Sodali. And that information, actually, we’ll--we’ll put in the replay. And, oh, on that note, I see a couple questions in here about the replay. For those of you who joined late, it’ll be up within an hour or so. Or just go to the Athena ticker on your Bloomberg terminal or on Yahoo Finance. You’ll find it right there. Bill Gross, CEO of Heliogen, thank you for joining, and of course my co-host, Alexandra Lane. Thank you for everything today and everyone who watched, everyone who participated--

18	Heliogen AI Friday, December 17, 2021, 10:49 AM Eastern

Bill Gross

--John and Alexandra, thank you so much. That was really, really great. I really appreciate it.

John Jannarone

You bet. Thanks, Bill.

Alexandra Lane

Enjoyed it. Thank you.

Bill Gross

Thanks.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions (“Special Meeting”). The combined proxy statement/prospectus relating to the proposed business combination was mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its Special Meeting because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination were mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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